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STEPHANIE CAPISTRON

stephanie.capistron@dechert.com

+1 617 728 7127 Direct

+1 617 275 8364 Fax

February 16, 2022

Valerie J. Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust II (the “Registrant”)

SEC File Nos. 333-261420 and 811-23757

Registration Statement on Form N-1A

Dear Ms. Lithotomos:

This letter responds to a certain comment received electronically on December 22, 2021 with respect to a registration statement (the “Registration Statement”) filed on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on November 30, 2021 on behalf of Goldman Sachs MarketBeta U.S. 1000 Equity ETF (the “Fund”). The Registrant has considered the comment and has authorized us to make the response discussed below on its behalf.

On behalf of the Registrant, set forth below is the SEC staff’s comment related to the Fund’s underlying index, along with our response. The Registrant will response to the other SEC staff’s comments received on December 22, 2021 in a separate correspondence.

Comment 1. Please supplementally provide the index methodology for the Solactive GBS United States 1000 Index (the “Index”).

Response 1. The Fund has produced as an exhibit to this correspondence a copy of the Index methodology.

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Ms. Valerie Lithotomos February 16, 2022 Page 2

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at (617) 728-7127. Thank you.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Stephanie Chaung, Goldman Sachs & Co. LLC

Vince Nguyen, Dechert LLP